December 9, 2024

Steven Clurg
Chief Executive Officer
Canary Litecoin ETF
c/o Canary Capital Group LLC
1131 4th Avenue S #230
Nashville, TN 37210

       Re: Canary Litecoin ETF
           Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-282643
Dear Steven Clurg:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 15, 2024
General

1. Please tell us the status of your application for listing on an exchange, as well as the exchange's plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
2. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
 December 9, 2024
Page 2
Cover Page

3. Please disclose that you are offering an indeterminate number of shares. Table of Contents, page i

4. Please revise the Table of Contents to include a specific reference to the Risk Factors section. Please refer to Item 502(a) of Regulation S-K.
Prospectus Summary, page 1

5. We note your disclosure that you explain that "Except in limited circumstances,
       Shareholders will have no voting rights under the Trust Agreement." Please revise your disclosure in the Prospectus Summary to disclose the "limited circumstances"
       under which shareholders have voting rights under the Trust Agreement.
6. Please revise your prospectus summary, if true, to disclose that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of
       LTC.
The Trust's Fees and Expenses, page 68

7. Please revise to clarify whether all LTC transaction costs incurred by a blockchain transaction are Extraordinary Expenses or if there are LTC transaction costs that are the Sponsor's responsibility.
The Trust's Service Providers, page 71

8. Once you have entered into material agreements with the Trust's service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.
9. Please revise to describe the approval process of the LTC Trading Counterparties, including any specific criteria for engagement as a LTC Trading Counterparty.
10. Please revise your disclosure to discuss the Sponsor's experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.
Custody of the Trust's Assets, page 74

11.    Please revise to provide a materially complete discussion of your LTC custody
       arrangements, when available, including whether and to what extent the Custodian carries insurance for any losses of the LTC that it custodies for you.
12.    We note that "the Custodian will maintain the Trust   s LTC in omnibus
wallets along
       with the assets of other customers of the Custodian, and the Trust   s
LTC will be
       treated as fungible with the LTC of other customers of the Custodian." Please revise your disclosure to explain the risks to the Trust's LTC held in such omnibus accounts related to the Custodian's bankruptcy.
Plan of Distribution, page 77

13. Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to LTC, including any costs or transaction fees payable by the Trust associated with such conversion.
 December 9, 2024
Page 3

Creation and Redemption of Shares, page 78

14. Please revise to disclose whether, in connection with cash creations, if the price of
       LTC has dropped, the excess cash will be returned to the Authorized Participant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets